UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

The Knot, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

499184109

(CUSIP Number)

January 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4991814109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Comcast Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,025,590

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,025,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,025,590

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.1%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Comcast Holdings Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,025,590

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,025,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,025,590

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.1%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Comcast QIH, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,025,590

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,025,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,025,590

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.1%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer The Knot, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 462 Broadway, 6th Floor New York, New York 10013

Item 2.
	(a)	Name of Person Filing Comcast Corporation Comcast Holdings Corporation Comcast QIH, Inc. Each of the foregoing, a “Reporting Person.”
(b)

Address of Principal Business Office or, if none, Residence

For Comcast Corporation and Comcast Holdings Corporation:
1500 Market Street
Philadelphia, PA 19102

For Comcast QIH, Inc.:
1201 N. Market Street, Suite 1000
Wilmington, DE 19801

	(c)	Citizenship For Comcast Corporation and Comcast Holdings Corporation: Pennsylvania For Comcast QIH, Inc.: Delaware
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 499184109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
For each Reporting Person:
(a) Amount beneficially owned: 4,025,590 shares of Common Stock
(b) Percent of class: 18.1% (Based upon 22,249,642 shares outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 4,025,590
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 4,025,590

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMCAST CORPORATION

February 4, 2005
Date

By:	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

COMCAST HOLDINGS CORPORATION

February 4, 2005
Date

By:	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

COMCAST QIH, INC.

February 4, 2005
Date

By:	/s/ Rosemarie S. Teta
Name: Rosemarie S. Teta
Title: Vice President

Exhibit 1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning the undersigned contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that the undersigned knows or has reason to believe that such information is inaccurate.

COMCAST CORPORATION

February 4, 2005
Date

By:	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

COMCAST HOLDINGS CORPORATION

February 4, 2005
Date

By:	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

COMCAST QIH, INC.

February 4, 2005
Date

By:	/s/ Rosemarie S. Teta
Name: Rosemarie S. Teta
Title: Vice President

Dated: February 4, 2005